BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141

November 22, 2013

Division of Corporation Finance
Attention: John Reynolds
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:
Request for Acceleration of Effectiveness of Registration Statement (the “Registration Statement”) on Form S-4 (Registration No. 333-191030) of BGS Acquisition Subsidiary, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-4 to November 26, 2013 at 4:00 p.m., Eastern Time, or at such other time as the Company or its legal counsel may request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

The Company acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to Cesar Baez of BGS Acquisition Subsidiary, Inc. at (347) 837-4244 or Heather Carmody of Duane Morris LLP at (215) 979-1202.

Sincerely,

BGS Acquisition Subsidiary, Inc.

By:	/s/ Cesar Baez
Name: Cesar Baez Title: Chief Executive Officer